Exhibit 99.1

Rogers Communications Declares 50 Cents per Share Quarterly Dividend

April 2, 2026 payment date following March 10, 2026 record date

TORONTO, January 29, 2026 — Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“Rogers”) announced that its Board of Directors (the “Board”) declared a quarterly dividend totaling 50 cents per share (the “Quarterly Dividend”) on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The declared Quarterly Dividend will be paid April 2, 2026 to shareholders of record on March 10, 2026. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividend prior thereto.

About Rogers Communications Inc:

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or about.rogers.com/investor-relations.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com